Exhibit (a)(1)(iv)

As described in our Securities and Exchange Commission (“SEC”) filings, the share redemption program (“SRP”) of GTJ REIT, Inc. (the “Company”) has been temporarily suspended during the term of the Company’s self-tender offer, as required by SEC rules. No repurchases will be made under the SRP during the offer and for ten business days thereafter. Redemption requests that are submitted through the SRP during the offer and for ten business days thereafter will not be accepted for consideration. We will resume accepting redemption requests following ten business days after the expiration of the self-tender offer. If you have questions, you may contact the Company by calling (516) 693-5500.